                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                _______________

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)

                           US Facilities Corporation
                           -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   911822 10 4
                     --------------------------------------
                                 (CUSIP Number)

                                Frank P. Willey
                                   President

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                                   Suite 300
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                            Michael W. Goroff, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                               September 8, 1995
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.




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                                  SCHEDULE 13D

CUSIP NO.:  911822 10 4

(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              [ ]

         (b)              [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  551,450

         (8)     SHARED VOTING POWER:

         (9)     SOLE DISPOSITIVE POWER:  551,450

         (10)    SHARED DISPOSITIVE POWER:

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  551,450

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.8%

(14)     TYPE OF REPORTING PERSON:  CO





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ITEM 1.  SECURITY AND ISSUER.

                 This Amendment No. 8 amends and restates the statement on
Schedule 13D filed with the Securities and Exchange Commission on April 28, 1994, as amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of US Facilities Corporation (the "Company"), with its principal executive offices located at 650 Town Center Drive, Suite 1600, Costa Mesa, California 92626.

ITEM 2.  IDENTITY AND BACKGROUND.

                 This Statement is being filed by Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). The principal executive offices of Fidelity are located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92714. Fidelity is a national underwriter engaged in the business of issuing title insurance policies and performing other title-related services through its underwriting subsidiaries.


                 Information regarding the directors and executive officers of Fidelity is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Fidelity are citizens of the United States.

                 During the last five years, neither Fidelity nor, to the best knowledge of Fidelity, any person named in Schedule I attached hereto has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 463,300 of the shares of Common Stock beneficially owned by Fidelity were purchased with general working capital funds of Fidelity during the period between March 21, 1994 and May 6, 1994, for an aggregate purchase price of $4,808,962.50 (net of brokerage commissions). The remaining 88,150 shares of Common Stock beneficially owned by Fidelity were initially purchased in 1993 by a wholly-owned subsidiary of Fidelity for investment purposes, for an aggregate net purchase price of $804,368.75 (net of brokerage commissions). Such purchases were made with general working capital funds of such subsidiary.





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ITEM 4.  PURPOSE OF TRANSACTION.

                 The purpose of the purchase by Fidelity of the shares of Common Stock referred to above was to acquire a significant equity position in the Company. In April, 1994, Fidelity submitted a proposal to the Company to acquire all the outstanding Common Stock by way of a merger transaction. Subsequently, in connection with the Company's 1994 Annual Meeting of Stockholders, Fidelity engaged in a proxy contest in which it solicited proxies in favor of a non-binding stockholder resolution calling on the Board of Directors to seek a sale or merger of the Company (the "Stockholder Resolution") and in favor of the election of two individuals (nominated by Fidelity but otherwise unaffiliated with Fidelity) as directors of the Company (the "Independent Nominees"). The Stockholder Resolution was adopted, but the Independent Nominees were not elected to the Company's Board of Directors. Fidelity's merger proposal was renewed and revised on several occasions both before and after the Company's 1994 Annual Meeting of Stockholders. The last such proposal was made in March, 1995. Neither Fidelity's merger proposals nor the adoption of the Stockholder Resolution has resulted in any substantive discussions or negotiations between Fidelity and the Company concerning the sale or merger of the Company to or with Fidelity or any third party.
Attached as Exhibits 1 through 22 hereto, which are incorporated herein by reference, are certain documents relating to the foregoing matters, including certain press releases issued by Fidelity and certain communications between Fidelity and the Company and between Fidelity and the Company's stockholders.

                 During the spring and summer of 1995, representatives of Fidelity and the Company engaged in sporadic discussions and negotiations with respect to a potential arrangement between Fidelity and the Company, whereby Fidelity would increase its percentage ownership interest in the Company up to approximately 20%, a representative of Fidelity would become a member of the Company's Board of Directors, and Fidelity would agree to certain long term standstill restrictions regarding the Company. These discussions and negotiations ultimately proved to be unsatisfactory to Fidelity and have been discontinued. At this time, Fidelity does not intend to pursue or renew its efforts to acquire the Company or any additional shares of Common Stock or to obtain representation on the Board of Directors of the Company. Fidelity nonetheless reserves its right to determine at any time to renew its efforts to acquire the Company, to seek representation on the Company's Board of Directors, to take actions with a view towards encouraging or facilitating a sale of the Company to Fidelity or to a third party, and/or to exercise any of its rights as a significant stockholder of the Company.

                 With respect to the Common Stock currently beneficially owned by Fidelity, Fidelity intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price of shares of Common Stock,





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other investment and business opportunities available to Fidelity, developments with respect to Fidelity's business, and general economic, money and stock market conditions. Based upon such review and subject to applicable legal requirements, Fidelity may determine to dispose of all or a portion of such shares of Common Stock from time to time in open market or in privately negotiated transactions or otherwise. Alternatively, based upon such review and subject to applicable legal requirements, Fidelity may determine to continue to hold all or any portion of such shares of Common Stock.

                 Except as otherwise described herein, Fidelity has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 As of the close of business on September 7, 1995, Fidelity was the beneficial owner of 551,450 shares, which constitute in the aggregate 9.8% of the outstanding shares of Common Stock (based on 5,623,098 shares of Common Stock outstanding as of August 9, 1995, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 1995). Frank P. Willey, President and Director of Fidelity, also owns 500 shares of Common Stock, which shares were purchased for investment in January, 1992.

                 Except as described in the preceding paragraph, neither Fidelity nor, to the best knowledge of Fidelity, any of the persons referred to in Schedule I attached hereto, beneficially owns any shares of Common Stock.

                 Fidelity, and to the best knowledge of Fidelity, each of the persons referred to in Schedule I attached hereto, has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it.

                 Fidelity has not effected any transactions in the Common Stock during the past 60 days.

                 Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by it.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 None.

                 Except as described herein, neither Fidelity nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of





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any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 The following exhibits have been previously filed in paper format by Fidelity in the original Schedule 13D and the amendments thereto:

                 1. Letter dated April 25, 1994 from William P. Foley, II to George Kadonada.

                 2.       Press release dated April 26, 1994.

                 3. Notice delivered to the Company by Fidelity relating to 1994 Annual Meeting.

                 4. Letter dated April 29, 1994 from George Kadonada to William P. Foley, II.

                 5.       Press release dated May 2, 1994.

                 6.       Proxy Statement of Fidelity dated May 3, 1994.

                 7. Letter dated May 9, 1994 from George Kadonada to William P. Foley, II.

                 8. Letter dated May 11, 1994 from William P. Foley, II to George Kadonada.

                 9.       Press release dated May 11, 1994.

                 10. Supplement dated May 11, 1994 to Proxy Statement of Fidelity dated May 3, 1994.

                 11. Letter dated May 26, 1994 from George Kadonada to William P. Foley, II.

                 12. Letter dated May 27, 1994 from William P. Foley, II to George Kadonada.

                 13. Letter dated June 23, 1994 from Frank P. Willey to Jose A. Velasco.

                 14. Letter dated June 27, 1994 from Jose A. Velasco to Frank P. Willey.

                 15. Letter dated June 30, 1994 from Frank P. Willey to Jose A. Velasco.

                 16. Letter dated July 7, 1994 from Jose A. Velasco to Frank P. Willey.





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
                 17. Letter dated July 21, 1994 from Frank P. Willey to Jose A. Velasco.

                 18. Opinion of the Delaware Court of Chancery dated July 29, 1994.

                 19.      Press release dated August 4, 1994.

                 20. Notice delivered to the Company by Fidelity relating to 1995 Annual Meeting.

                 21. Letter dated March 23, 1995 from William P. Foley II to David L. Cargile.

                 22.      Press Release issued March 23, 1995.





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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 1995



                                        By: /s/ Andrew F. Puzder
                                            -------------------------------
                                            Name:  Andrew F. Puzder
                                            Title: Executive Vice President
                                                   and General Counsel





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
                                                                 SCHEDULE I



            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON



                 The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of United States.

DIRECTORS OF FIDELITY:

Williams P. Foley, II, Chairman of the Board and Chief Executive Officer, 17911 Von Karman Avenue, Suite 300, Irvine, California 92714.

Frank P. Willey, President, 17911 Von Karman Avenue, Suite 300, Irvine, California 92714.

William A. Imparato, General Partner, Park West Development Company, 1515 East Missouri, Building A, Phoenix, AZ 85014.

Donald M. Koll, Chairman of the Board and Chief Executive Officer of Koll Company, 4343 Von Karman Avenue, Newport Beach, California 92660.

Daniel D. (Ron) Lane, Chairman, Lane/Kuhn Pacific, 14 Corporate Plaza, Newport Beach, California 92660.

Stephen C. Mahood, President, Stephen C. Mahood Investments, 500 Crescent Court, Suite 270, Dallas, Texas 75201.

J. Thomas Talbot, Owner, The Talbot Company, 500 Newport Center Drive, Suite 900, Newport Beach, California 92660.

Cary H. Thompson, Managing Director, Natwest Markets, 350 S. Grand Avenue, Suite 3900, Los Angeles, California 90071.


OFFICERS OF FIDELITY:

William P. Foley, II, Chairman of the Board and Chief Executive Officer.

Frank P. Willey, President.





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
Andrew F. Puzder, Executive Vice President, General Counsel and Assistant Secretary.

Carl A. Strunk, Executive Vice President, Chief Financial Officer and
Treasurer.

Patrick F. Stone, Executive Vice President.

Raymond R. Quirk, Vice President.

M'Liss Jones Kane, Senior Vice President, Corporate Counsel and Corporate Secretary.

Jo Etta Bandy, Vice President, Investor Relations.

Gary R. Nelson, Vice President.





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
                               INDEX TO EXHIBITS

No exhibits are being filed with this Amendment No. 8. All exhibits have been previously filed in paper format by Fidelity in the original Schedule 13D and the amendments thereto.





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